UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________

FORM 11-K
_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One): ………………………………………………………………………………………………………..

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
c/o Oriental Bank
254 Muñoz Rivera Avenue,
Oriental Center 15th Floor
San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP
254 Muñoz Rivera Avenue,
Oriental Center 15th Floor
San Juan, Puerto Rico 00918

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021	4

Notes to Financial Statements	5 – 11

Supplemental Schedule:

Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2021	12

Exhibits	13

Signatures	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

The Oriental Bank CODA Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank CODA Profit Sharing Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2005.

San Juan, Puerto Rico
June 27, 2022

Stamp No. E481668 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2021 and 2020

	2021	2020
Assets:
Investments at fair value:
Cash and money market instruments	$537,978	$9,837
Common stock	7,755,587	5,684,027
Mutual funds	115,566,080	—
Insurance company investment contracts (pooled separate accounts)	—	101,669,357
Collective investment trust	9,635,881	—
	133,495,526	107,363,221
Fully benefit-responsive investment contract (stable value fund), at contract value	—	9,735,927
Total investments	133,495,526	117,099,148
Receivables:
Participant's contributions	—	172,629
Employer's contributions	—	71,871
Dividends	35,040	21,461
Notes receivable from participants	749,077	1,208,374
Total receivables	784,117	1,474,335
Other assets	—	2
Total assets	$134,279,643	$118,573,485

Liabilities:
Other liabilities	$73,161	$141,632
Total liabilities	73,161	141,632
Net assets available for benefits	$134,206,482	$118,431,853

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2021

2021
Additions to net assets attributed to:
Net appreciation in fair value of investments	$16,359,660
Dividends	113,119
Interest and other	430,384
Contributions:
Participants	5,824,536
Employer	2,088,055
Total additions	24,815,754
Deductions from assets attributed to:
Benefits paid to participants	(9,024,243)
Administrative fees	(16,882)
Total deductions	(9,041,125)
Net increase	15,774,629
Net assets available for benefits:
Beginning of year	118,431,853
End of year	$134,206,482

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

(1)Description of the Plan
The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for complete description of the Plan’s provisions.

a)General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the “PR Code”). In 2016, the Plan was amended or restated to meet the requirements of Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (the “US Code”). In 2018, the Puerto Rico Treasury Department (the “PR Treasury”) reaffirmed the Plan’s qualification under the PR Code. It contains a cash or deferred arrangement qualifying under the PR Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As such, the Plan must comply with reporting and disclosure requirements, participation and vesting standards, and fiduciary standards and duties, among other requirements. The U.S. Department of Labor (“DOL”) has full authority to regulate and investigate the Plan.
In November 2021, the Plan’s custodian changed and assets were transferred from Transamerica Retirement Solutions Corporation (“Transamerica”) to Mid Atlantic Capital Group (“Mid Atlantic”). The trustee of the Plan continues to be Oriental Bank and the recordkeeper continues to be Oriental Pension Consultants (“OPC”).

b)Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section 402(g) of the US Code as annually indexed by the U.S. Internal Revenue Service (the “IRS”). For both periods ended December 31, 2021 and 2020, the limit was $19,500. If, in addition to a deferral election under the Plan, participants contribute to an individual retirement account (“IRA”) in Puerto Rico, pre-tax contributions to both the Plan and the Puerto Rico IRA in the aggregate cannot exceed the sum of the annual deferral limit under the PR Code ($19,500 for both tax years ended December 31, 2021 and 2020). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a stable value fund, and shares of common stock of the Company as investment options. Prior to November 1, 2021, the Plan offered pooled separate accounts, a stable value fund with Transamerica and the common stock of the Company as investments options. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 8% of the participant’s compensation per year.

c)Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

d)Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
e)Payment of Benefits
Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. The Plan allows for participants to receive hardship distributions.
f)Loans to Participants
The Plan does not allow for loans to participants. In December 2020, the balances of the Retirement Plan of SBPR employee accounts were transferred to the Plan including its existing participant loans. As of December 31, 2021 and 2020 these loans amounted to $749,077 and $1,208,374, respectively, and they will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. No additional loans will be granted to participants.
g)Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2021, forfeitures totaling approximately $53,000 were used to offset Employer contributions. At December 31, 2020, the Plan had approximately $1,300 in forfeitures available to pay administrative expenses and reduce future Employer contributions. There we no forfeitures available at December 31, 2021.
h)Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.
(2)Summary of Significant Accounting Policies
Following are the significant accounting policies followed by the Plan:
a)Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting policies generally accepted in the United States of America (“GAAP”).
b)Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

estimate that is particularly susceptible to significant change in the near term is the valuation of investments.
c)Risks and Uncertainties
The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
d)Investments Valuation and Income Recognition
Plan investments, other than fully benefit –responsive investment contracts (“FBRICs”), are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments.
Collective investment trust is valued based upon the net asset value of units owned by the Plan at year-end. The net asset value is used as a practical expedient to estimate fair value and it is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. The collective investment trust is not included in the fair value hierarchy.
FBRICs are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable Value Fund.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the declaration date, taking into consideration the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses on investments purchased and sold during the period as well as unrealized appreciation (depreciation) on those investments held at year end.
e)Payments of Benefits
Benefits are recorded when paid.
f)Plan Expenses
Under the Plan’s new contract entered into with Mid Atlantic, custody, trading and 3(38) fiduciary fees are billed quarterly in advance based on assets balances at the time of calculation. The annual fee for 3(38) fiduciary services equals to 5 basis points of the market value of the included assets and it is paid quarterly. Market value of the Plan assets is the value of assets as reported by Mid Atlantic. These charges are presented as administrative fees in the Plan’s statement of changes in net assets available for benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses assumed and paid by the Employer during the year ended December 31, 2021 amounted to approximately $319,000.
g)Recent Accounting Developments
Accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”) or other standards-setting bodies are not expected to have a material impact on the Plan’s statements of net assets available for benefits or the related statement of changes in net assets available for benefits.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

(3)Fair Value Measurements
The Plan measures fair value as required by Accounting Standard Codification (“ASC”) Subtopic 820-10, “Fair Value Measurements” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.
Level 2 – observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2021, and 2020, the Plan did not have such assets.
The following is a description of the valuation methodologies used for instruments measured at fair value:
Shares of the Company’s common stock: valued at quoted closing market prices (“Level 1”).
Money Market Instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).
Mutual funds: stated at fair value, and valued daily at the quoted net asset value of shares held by the Plan (“Level 1”).

Pooled Separate Accounts: stated at readily determinable fair value. The fair value is determined by the issuer and is valued daily using publicly available quoted market prices matched with the current underlying investment holdings of the accounts (“Level 2”).
The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates. The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2021 and 2020.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2021 and 2020:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

	December 31, 2021
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$537,978	$—	$—	$537,978
Common stock	7,755,587	—	—	7,755,587
Mutual funds	115,566,080	—	—	115,566,080
	$123,859,645	$—	$—	$123,859,645

Investment measured using net asset value as a practical expedient				9,635,881
				$133,495,526

	December 31, 2020
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Cash and money market instruments	$9,837	$—	$—	$9,837
Common stock	5,684,027	—	—	5,684,027
Pooled separate accounts	—	101,669,357	—	101,669,357
	$5,693,864	$101,669,357	$—	$107,363,221
Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.
After November 1, 2021, Mid Atlantic makes available a stable value fund offered by Metropolitan Life Insurance Company (“MetLife”) that the participant may elect to transfer all or part of his or her funds. The stable value fund is considered a collective trust holding a fully benefit responsive group annuity contract with MetLife. The Plan's investments in this stable value fund is valued based upon the net asset value of units owned by the Plan at year-end. The net asset value of the collective trust fund, as provided by MetLife, is used as a practical expedient to estimate fair value and it is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. The estimated value of the collective trust fund at December 31, 2021 was $9,635,881. The investment has a fixed interest rate for a fixed period that will apply to the entire guaranteed value. The effective credited interest rate is set quarterly. Interest rates will reflect, in addition to the fees by the contract, capital market developments, the performance of the separate account assets backing the contract, and the expected and actual contributions and withdrawals of all of the retirement plans participating in the contract.

(4)Stable Value Fund

At December 31, 2020, the Plan had a fully-benefit responsive contract with Transamerica. Contract value was the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, was the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value.

There were no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2020 was $9,735,927. The stable value fund invested in Guaranteed Investment Contracts (“GICs”). These investments sought to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment had a portfolio investment rate design in which all deposits were credited with the same interest rate, on daily basis, and with no set maturity. The effective credited interest rate was set monthly and effective on the first day of the month. Contract

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

charges could reduce this return. The Transamerica stable value fund was not a separate account investment choice – it was an investment in Transamerica’s general account.

Certain events limited the ability of the Plan to transact at contract value with Transamerica. Such events included the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)Related-Party Transactions

At December 31, 2021 and 2020, the Plan held 292,002 and 306,582 shares of the Company’s common stock, the Employer's Parent Company, with a fair value of $7,755,587 and $5,684,027, respectively. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party-in-interest. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions. At December 31, 2021 and 2020, these notes receivables amounted to $749,077 and $1,208,374, respectively.

Prior to November 1, 2021, Transamerica served as custodian and managed the pooled separate accounts and stable value fund and, therefore, qualifies as a party-in-interest. After November 1, 2021, Mid Atlantic serves as the custodian and trading partner and manages the stable value fund and, therefore, qualifies as a party-in-interest.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company.
(6)Income Taxes
The trust that forms part of the Plan (the “Trust”) is intended to be exempt from Puerto Rico and U.S. federal incomes taxes pursuant to the PR Code and the US Code, respectively. The Plan sponsor has adopted a volume submitter plan document. The IRS has issued an opinion, dated April 22, 2016, that the form of the volume submitter document is acceptable under Section 401 of the US Code, and, therefore, the Trust is not subject to U.S. federal income tax. The PR Treasury ruled on March 28, 2018 that the Plan constitutes a qualified plan pursuant to the provisions of Section 1081.01 of the PR Code and, therefore, the Trust is not subject to Puerto Rico income tax. As applicable, the Plan is required to operate in accordance with the provisions of the PR Code and the US Code to maintain its qualification. Effective in 2020, the Employer, adopted an amendment for the benefit of employees eligible to participate in the Plan, which complies with the provisions of PR Treasury’s Circular Letters No. 11-10, 13-02 and 16-08, and on April 9, 2021, the Plan requested from the PR Treasury a favorable determination letter with respect to such amendment. Although the Plan has been amended, the Plan sponsor believes that the Plan is designed and is being operated within the applicable requirements of the PR Code and the US Code, therefore, remains qualified under the PR Code and the US Code.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. As of December 31, 2021, and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2015.

(7)Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under the PR Code. As of December 31, 2021 and 2020, the Plan failed certain of the non-discrimination tests under the PR Code due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020, AND YEAR ENDED DECEMBER 31, 2021

contributions made by highly compensated participants, in accordance with applicable provisions of the PR Code. The refund for 2021, paid in March 2022, totaled $73,161. The refund for 2020, paid in March 2021, totaled $141,632. These refunds are included as other liabilities in the Plan’s statement of net assets available for benefits.

(8) Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2022, the filing date of this Annual Report on Form 11-K for the year ended December 31, 2021.

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

	(b)	(c)			(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value			Cost	Current value
	Participant directed:
*	OFG Bancorp	OFG Bancorp:
		Common Stock	292,002	shares	**	$7,755,587

*	Mid Atlantic	Mutual Funds:
		American Century Government Bond Fund Inv	230,523	units	**	2,588,774
		American Funds New World R-6	0.4	units	**	34
		Calvert Balanced R6	1	units	**	27
		Columbia Small Cap Index Inst2	22,947	units	**	697,121
		Fidelity 500 Index	450	units	**	74,408
		Fidelity Advisor Stock Selector Sm Cp Z	59,971	units	**	2,065,999
		Fidelity Multi-Asset Index	141,663	units	**	8,678,293
		Franklin Small-Mid Cap Growth R6	102,747	units	**	5,492,858
		Janus Henderson Balanced N	1,302,363	units	**	59,830,534
		Loomis Sayles Investment Grade Bond Y	253,072	units	**	2,839,466
		MFS Core Equity R6	197,929	units	**	10,092,377
		MFS International Diversification R6	1	units	**	34
		PIMCO StocksPLUS Long Duration Instl	601	units	**	4,793
		Schwab Fdmtl Intl Lg Co Idx	259,692	units	**	2,628,080
		TCW High Yield Bond I	107,494	units	**	725,583
		Vanguard FTSE Social Index Admiral	1	units	**	28
		Vanguard Mid-Cap Index Admiral	187	units	**	59,139
		Vanguard Small-Cap Growth Index Admiral	8,932	units	**	884,353
		Vanguard U.S. Growth Admiral	72,655	units	**	12,239,479
		Vanguard Value Index Adm	29,375	units	**	1,685,521
		Vanguard Wellesley Income Inv	171,992	units	**	4,979,179
						115,566,080
		Cash and money markets:
*	Mid Atlantic	Cash and Bank Deposit Sweep Program			—	537,978

		Collective investment trust:
*	Mid Atlantic	MetLife Unified Trust Stable Value Fund	487,128	units	**	9,635,881

*	Participant Loans	Notes, with interest rate from 4.25% to 9.5%; maturities range through 2048			—	749,077
						$134,244,603
*	Party-in-interest as defined by ERISA
**	Not applicable as these are participant directed.

See the accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                 THE ORIENTAL BANK CODA
PROFIT SHARING PLAN
(Name of Plan)

Date: June 27, 2022         /s/ Maritza Arizmendi
Maritza Arizmendi
Chief Financial Officer

/s/ Juan J. Santiago
Director of Trust Sales
and Trust Officer